

October 15, 2014

Via E-mail
Amy (Yi) Zhang
Chief Executive Officer
Sky Solar Holdings, Ltd.
Suite 1604, 9 Queen's Road, Central
Hong Kong, Special Administrative Region
People's Republic of China

> **Re: Sky Solar Holdings, Ltd.**
> **Registration Statement on Form F-1**
> **Filed September 18, 2014**
> **Response dated October 14, 2014**
> **File No. 333-198817**

Dear Ms. Zhang:

We have reviewed your registration statement and have the following comment.

Notes to the Consolidated Financial Statements

32. Acquisition of Subsidiaries, page F-63

1. We have read your response to comment two in our letter dated October 7, 2014 and have the following additional comments:

   - In regard to the US$0.6 million liability you incurred to ChaoriSky Solar, please more fully explain to us what this net payable represents and how the amount was determined.

   - In regard to the US$18.8M payable to ChaoriSky Solar and the US$6.3M amount due from Chaori HK, please more fully explain to us what each amount represents and how each amount was determined. Please also more fully explain to us if and how each amount was considered in determining the consideration transferred.

   - We note the consideration transferred included the transfer of the 30% equity interest in ChaoriSky Solar for nil. Please tell us how you determined the fair value of the equity interest to be nil, particularly in light of the $65 million fair value you estimated for the 5 IPP parks you acquired that formed only a part of ChaoriSky Solar. Please refer to IFRS 3.38.

- If the 30% equity interest in ChaoriSky Solar had a fair value greater than nil, please explain to us your consideration of whether a day one impairment may have existed as of the acquisition date.

You may contact Melinda Hooker, Staff Accountant at (202) 551-3732 or, in her absence, Anne McConnell, Staff Accountant at (202) 551-3709 if you have questions regarding comments on the financial statements and related matters. Please contact Sherry Haywood, Staff Attorney at (202) 551-3345 or, in her absence, me at (202) 551-3397 with any other questions.

Sincerely,

/s/ Jay Ingram

Jay Ingram
Legal Branch Chief

Cc: Via E-mail
         Shuang Zhao, Esq.